Exhibit 99.1

XTL BIOPHARMACEUTICALS LTD.

CONDENSED INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

- - - - - - - - - - - -

XTL BIOPHARMACEUTICALS LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30,	December 31,
	2022	2021
	U.S. dollars in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	2,346	2,969
Marketable securities	2,810	3,158
Prepaid expenses and other current assets	220	110
	5,376	6,237

NON-CURRENT ASSETS:
Fixed assets, net	1	1
Intangible assets, net	380	380
	381	381

Total assets	5,757	6,618

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	172	231

NON-CURRENT LIABILITIES:
Warrant liability	22	1,054
Total liabilities	194	1,285

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Share capital - ordinary shares of NIS 0.1 par value: authorized shares - 1,450,000,000 on June 30, 2022 and December 31, 2021; issued and outstanding: 544,906,149 on June 30, 2022 and December 31, 2021;	14,120	14,120
Additional paid in capital	146,326	146,326
Reserve from transactions with non-controlling interests	20	20
Accumulated deficit	(154,903)	(155,133)
Total equity	5,563	5,333

Total liabilities and equity	5,757	6,618

The accompanying notes are an integral part of the interim consolidated financial statements

Approval date of the interim consolidated financial statements by the Company’s Board: August 23, 2022.

XTL BIOPHARMACEUTICALS LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Six months ended June 30,		Three months ended June 30,
	2022	2021	2022	2021
	U.S. dollars in thousands (except per share data)

Research and development expenses	(21)	(18)	(15)	(6)
General and administrative expenses	(430)	(517)	(187)	(297)
Operating loss	(451)	(535)	(202)	(303)

Revaluation of marketable securities	(348)	968	(572)	(68)
Revaluation of warrant liability	1,032	(1,289)	495	(776)
Other finance income	8	5	5	3
Other finance expenses	(20)	(14)	(11)	(6)

Finance income (expenses), net	672	(330)	(83)	(847)

Total profit (loss) for the period	221	(865)	(285)	(1,150)

Basic and diluted earnings (loss) per share	0.000	(0.002)	(0.001)	(0.002)

Weighted average number of Ordinary Shares used in computing basic and diluted earnings (loss) per share	544,906,149	522,758,917	544,906,149	527,794,273

The accompanying notes are an integral part of the interim consolidated financial statements

XTL BIOPHARMACEUTICALS LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Six months ended June 30, 2022
	Share capital	Additional paid in capital	Accumulated deficit	Reserve from transactions with non- controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2022	14,120	146,326	(155,133)	20	5,333

Profit for the period	-	-	221	-	221

Share-based payment to employees and non-employees	-	-	9	-	9
Balance as of June 30, 2022 (unaudited)	14,120	146,326	(154,903)	20	5,563

	Six months ended June 30, 2021
	Share capital	Additional paid in capital	Accumulated deficit	Reserve from transactions with non- controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2021	13,182	146,015	(155,605)	20	3,612

Loss for the period	-	-	(865)	-	(865)

Exercise of warrants to ordinary shares	421	91	-	-	512

Share-based payment to employees and non-employees	-	-	23	-	23
Balance as of June 30, 2021 (unaudited)	13,603	146,106	(156,447)	20	3,282

The accompanying notes are an integral part of the interim consolidated financial statements

XTL BIOPHARMACEUTICALS LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,
	2022	2021
	U.S. dollars in thousands
Cash flows from operating activities:
Net income (loss) for the period	221	(865)
Adjustments to reconcile loss to net cash used in operating activities (a)	(841)	148
Net cash used in operating activities	(620)	(717)

Cash flows from investing activities:
Interest income from bank deposit	8	5
Net cash from investing activities	8	5

Cash flows from financing activities:
Net cash provided by financing activities	-	-

Decrease in cash and cash equivalents	(612)	(712)
Loss from exchange rate differences on cash and cash equivalents	(11)	(1)
Cash and cash equivalents at the beginning of the period	2,969	3,631
Cash and cash equivalents at the end of the period	2,346	2,918

The accompanying notes are an integral part of the interim consolidated financial statements

XTL BIOPHARMACEUTICALS LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,
	2022	2021
	U.S. dollars in thousands

(a) Adjustments to reconcile loss to net cash used in operating activities:

Income and expenses not involving operating cash flows:

Depreciation	(* )	(* )
Revaluation of marketable securities	348	(968)
Revaluation of warrant liability	(1,032)	1,289
Share-based payment transactions to employees and non-employees	9	23
Loss from exchange rate differences on cash and cash equivalents	11	1
Interest income	(8)	(5)
Other financial income	-	(1)
	(672)	339

Changes in operating asset and liability items:
Increase in prepaid expenses and other current assets	(110)	(195)
Increase (decrease) in other accounts payable	(59)	4
	(169)	(191)

	(841)	148

(b) Non-cash activities:
Exercise of warrants	-	512

(*)	less than 1 thousands.

The accompanying notes are an integral part of the interim consolidated financial statements

XTL BIOPHARMACEUTICALS LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	GENERAL

A general description of the Company and its activity:

XTL Biopharmaceuticals Ltd. (the “Company”) is engaged in the development of therapeutics for the treatment of unmet medical needs of Systemic Lupus Erythematosus (“SLE”). In 2014, the Company signed a licensing agreement with Yeda, as amended on September 6, 2015, to develop hCDR1, a Phase II-ready asset for the treatment of SLE. The Company was incorporated under the Israeli Companies Law on March 9, 1993. The registered office of the Company is located at 5 Badner Street, Ramat Gan, Israel.

The Company’s American Depository Shares (“ADSs”) are listed for trading on the Nasdaq Capital Market (“Nasdaq”) and its ordinary shares are traded on the Tel-Aviv Stock Exchange (“TASE”).

The Company has a wholly-owned subsidiary, Xtepo Ltd. (“Xtepo”), which was incorporated in Israel. The Company and Xtepo are heretofore referred to as the Group.

NOTE 2:	BASIS OF PREPARATION OF THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

a.	The condensed consolidated financial information of the Company as of June 30, 2022 and for the respective interim periods of six and three months then ended (“interim financial information”) has been prepared in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”). This interim financial information does not contain all the information and disclosures that are required in the framework of the annual financial statements. This interim financial information should be read in conjunction with the annual financial statements for 2021 and the accompanying notes which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

b.	Estimates - the preparation of the interim consolidated financial statements requires the Company’s management to make judgments and to use accounting estimates and assumptions that have an effect on the application of the Company’s accounting policies and on the reported amounts of assets, liabilities and expenses. Actual results could differ from those estimates.

In the preparation of these interim consolidated financial statements, the significant judgment exercised by management in applying the Company’s accounting policies and the uncertainties involved in the key sources of the estimates were identical to those in the annual consolidated financial statements for the year ended December 31, 2021.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies and methods of computation adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the annual consolidated financial statements for 2021.

NOTE 4:	MARKETABLE SECURITIES

a.	All marketable securities held by the Company constitute Level 1 financial instruments, as defined in IFRS 13 - “Fair Value Measurement”. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

b.	The Company holds the following financial instruments:

	June 30,	December 31,
	2022	2021
	U.S. dollars in thousands
Marketable securities	2,810	3,158

The entire investment in marketable securities is classified as a financial asset at fair value through profit or loss. As of June 30, 2022 the Company holds approximately 1% of InterCure Ltd’s shares (the shares are traded at the Tel-Aviv Stock Exchange - “TASE”).

c.	Changes in marketable securities for the six months ended June 30, 2022 and same period in 2021 were all from changes in the fair value (no sales occurred). During the six and three months ended June 30, 2022, the Company recorded finance expense at the amount of $348 thousands and $572 thousands, respectively, with respect of marketable securities revaluation.

NOTE 5:	WARRANT LIABILITY

During the year ended December 31, 2017, the Company raised gross funds amounted to $5,300 thousand by issuance of 2,400,000 ADS’s and 2,450,000 warrants to purchase the same amount of ADS’s. The warrants shall be exercisable six months following the issuance date and will expire five and one-half years from the issuance date. The number of warrants and their exercise price could be adjusted upon standard anti-dilution protection clauses and subject to a cashless exercise mechanism.

The Company accounted for the warrants issued to investors with a cashless exercise mechanism as a non-current liability according to provisions of IAS 32. The Company measured the warrants at fair value by using a Black and Scholes model. The warrants were measured in each reporting period. Changes in the fair value were recognized in the Company’s statement of comprehensive income (loss) as financial income or expense, as appropriate. The warrants were classified as level 3.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:	WARRANT LIABILITY (Cont.)

The Company used the following assumptions to estimate the Investors’ warrants:

	June 30, 2022	December 31, 2021
Risk-free interest rate (1)	1.48-1.68%	0.19%
Expected volatility (2)	67.52%	60.83-62.46%
Contractual term life (in years) (3)	0.13-0.18	0.63-0.68
Dividend yield (4)	0%	0%

(1)	Risk-free interest rate - based on yield rates of non-index linked U.S. Federal Reserve treasury bonds.

(2)	Expected volatility - was calculated based on actual historical share price movements of the Company over a term that is equivalent to the contractual term of the option.

(3)	Expected life - the expected life was based on the expiration date of the warrants.

(4)	Dividend yield - was based on the fact that the Company has not paid dividends to its shareholders in the past and does not expect to pay dividends to its shareholders in the future.

Outstanding warrants:

The table below summarizes the outstanding warrants as of June 30, 2022:

Warrants outstanding to purchase ADSs	Number of shares exercisable	Issuance date	Exercise price in USD (per warrant)	Expiration date

600,000	60,000,000	February 23, 2017	4.1	August 23, 2022
1,197,500	119,750,000	March 21, 2017	2.3	September 21, 2022
1,797,500	179,750,000

On February 16, 2022, 5,000,000 warrants from the February 17, 2017 round expired.

During the six and three months ended June 30, 2022, the Company recorded finance income at the amount of $1,032 thousands and $495 thousands, respectively, with respect of Warrant liability revaluation.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:	WARRANT LIABILITY (Cont.)

A summary of changes in warrants issued by the Company during the six months period ended June 30, 2022 and 2021 is as follows:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
	U.S. dollars in thousands
Balance as of January 1, 2021	-	-	2,637	2,637
Loss recognized in profit or loss in finance income (expense), net	-	-	1,289	1,289
Disposal	-	-	(512)	(512)
Warrant liability as of June 30, 2021	-	-	3,414	3,414

Warrant liability as of December 31, 2021	-	-	1,054	1,054
Gain recognized in profit or loss in finance income (expense), net	-	-	(1,032)	(1,032)
Warrant liability as of June 30, 2022	-	-	22	22

NOTE 6:	SUBSEQUENT EVENT

On August 23, 2022, 60,000,000 warrants from the February 23, 2017 round expired.